

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Joseph Saunders
Chief Executive Officer
Green Visor Financial Technology Acquisition Corp. I
88 Kearny Street, Suite 850
San Francisco, CA 94108

>   **Re: Green Visor Financial Technology Acquisition Corp. I**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 4, 2021**
>   **CIK No. 0001858503**

Dear Mr. Saunders:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted June 4, 2021

Our Acquisition Process, page 12

1.   Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

Provisions in our amended and restated memorandum and articles of association, page 75

2.   We note that your exclusive forum provision identifies the federal courts of the United States as the exclusive forum for claims arising under the provisions of the Securities Act.

However, please also clarify by stating that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. Please revise accordingly. Also, include disclosure about this provision and the warrant agreement exclusive forum provision discussed on page 70 in the Description of Securities section beginning on page 143.

Principal Shareholders, page 139

3. Please revise to identify the natural person(s) with voting or dispositive control of the shares held by Green Visor Capital Holdco, LLC.

You may contact Mark Brunhofer at 202-551-3638 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance